Exhibit 12.1

SYNCHRONY FINANCIAL

Ratio of Earnings to Fixed Charges

	Three months ended March 31,	Year ended December 31,
	2018	2017	2016	2015	2014	2013

Earnings (a)	$847	$3,324	$3,570	$3,531	$3,386	$3,142
Plus:
Interest included in expense (b)	392	1,348	1,184	1,063	877	703
Amortization of debt expense and discount or premium on indebtedness	10	43	64	72	45	39
One third of rental expense (c)	6	25	25	28	21	17
Adjusted "earnings"	$1,255	$4,740	$4,843	$4,694	$4,329	$3,901

Fixed Charges:
Interest included in expense (b)	$392	$1,348	$1,184	$1,063	$877	$703
Amortization of debt expense and discount or premium on indebtedness	10	43	64	72	45	39
One third of rental expense (c)	6	25	25	28	21	17
Total fixed charges	$408	$1,416	$1,273	$1,163	$943	$759

Ratio of earnings to fixed charges	3.1	3.3	3.8	4.0	4.6	5.1

(a) Earnings before income taxes
(b)	Includes interest on tax deficiencies
(c)	Considered to be representative of interest factor in rental expense